Filed by Hyperion Solutions Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Brio Software, Inc.
Commission File No. 333-108036

Breakthrough Performance Everywhere

“With Brio, we will gain one of the most innovative and pioneering companies in business intelligence, and our customers will gain integrated query, reporting and analysis tools that are renowned for their ease-of-use, quick deployment, scalability and remarkable power.”

Jeff Rodek President and CEO, Hyperion

Hyperion to Acquire Brio Software

Transaction Extends Hyperion’s Leadership as World’s Leading Provider of Business Performance Management Software

Hyperion has announced plans to acquire Brio, one of the pioneers in the world of business intelligence. With roots in the initial development of data warehousing, Brio is uniquely competent in both data access and presentation, and architecture design. The acquisition will bring together the leader in Business Performance Management applications and OLAP technology with a leader of easy-to-use, enterprise-scale business intelligence software, extending a market lead in Business Performance Management.

Hyperion is OEMing and reselling Brio’s complete product line, allowing existing and prospective customers, as well as partners, to benefit from the resources and products of both Hyperion and Brio.

The companies have a similar culture and shared passion about how to serve and support customers, and about how to fuel high-performing businesses. Their vision is to provide customers with breakthrough performance everywhere, from the boardroom to the frontlines; and to drive performance accountability to all levels of the organization.

Hyperion and Brio provide complementary technology, and the relationship will pave the way for the combined organization to leverage the existing, successful strengths of both companies and to create compelling value for the joint customer base. It will allow customers to simplify their vendor relationships and upgrade their software solutions. The acquisition will extend the lead of a company solely focused on Business Performance Management, and a single source destination for customers looking for tailored or packaged performance management applications with a powerful but easy-to-use business intelligence foundation. The combined company’s BI platform will be the leading platform that brings together market-leading, cross-platform analysis, with proven broad information access.

Hyperion’s acquisition of Brio will enable the performance accountable organization. Brio’s proven query, reporting and information access and delivery capabilities are highly complementary to Hyperion’s broad analysis capabilities and Business Performance Management solutions. The combination of these capabilities will be essential for deploying Business Performance Management throughout the enterprise.

A Commitment to Brio’s Customers and Products

Between now and the time when the acquisition is expected to be finalized in the December quarter of 2003, customers can be assured they will receive the same level of superior service and product quality they have come to expect from Hyperion and Brio. Prior to the closure of this transaction, support contacts and all service processes will remain unchanged. Following completion of the acquisition, the combined company will address further enhancement of the support offering through better alignment and allocation of existing resources to increase customer satisfaction.

“Brio and Hyperion share many customers who see the strategic value of both the OEM relationship and planned acquisition. While there are already hundreds of companies who use our products together across multiple departments, there are many opportunities and synergies with Brio in operational performance management applications for supply chain management, human capital management and customer relationship management, and we are excited to address those opportunities together immediately.”

Nazhin Zarghamee Chief Marketing Officer, Hyperion

Customers will be able to satisfy their needs across the entire reporting and performance-monitoring spectrum from a single vendor. They will have the ability to marry that information to their day-to-day operational and financial planning, populate scorecards and dashboards for forecasting and monitoring results, and manage to their desired performance levels.

However, some customers may have questions regarding Hyperion’s commitment to Brio’s customers and Brio’s products. Of particular importance are the plans to support ongoing development and enhancement of Brio products after completion of the acquisition.

•	Brio’s products are a perfect complement to Hyperion. The addition of Brio products to the Hyperion portfolio will extend its market leadership in Business Performance Management. The Brio products set the pace for query, analysis, reporting and metrics management. To continue on such a positive track, Hyperion believes in maintaining and extending the Brio products, now and in the future.

•	Some companies are in the purchase decision-making process, which can be complex, even without a pending acquisition. Purchasing Brio products today is as good as signing that same contract with Hyperion after completion of the acquisition. Since many companies will prefer to keep deployments on schedule, they can do so confidently, directly with Brio today.

New Products Available Through OEM Agreement

Hyperion has begun reselling the Brio product line to its customers under the terms of its OEM agreement with Brio. The product set includes three key products: Hyperion® SQR, Hyperion® Intelligence and Hyperion® Metrics Builder. Hyperion Intelligence provides organizations with Web-based ad hoc query, reporting and analysis; Hyperion Metrics Builder delivers Web-based, individual, personalized KPI dashboards for performance monitoring; and Hyperion SQR offers enterprise-class reporting. The new additions to Hyperion’s Business Performance Management suite provide organizations with timely, personalized insight that empowers both financial and operational users to make the right decisions to drive performance accountability.

•	Hyperion SQR provides a proven cross-platform, high-volume, enterprise-class engine for generating reports and processing data. Leveraging SQR, one of the best-known brands in industrial strength enterprise reporting, Hyperion SQR can be utilized against a broad range of operational sources.

•	Hyperion Intelligence provides a “self-service” query and reporting environment that enables rapid publishing of key enterprise information assets for both online and offline users. For IT staff, Hyperion Intelligence offers a proven query and reporting tool with rapid Web-based deployment to support information sharing throughout all corners of the enterprise. With its self-service capabilities, users gain valuable insight and can turn that insight into immediate action. The product captures the requirements of many levels of online or offline operational users throughout the organization.

•	With Hyperion Metrics Builder, enterprisewide users have access to an intuitive dashboard to continuously monitor and align their performance against corporate goals, while the ability to receive alerts and notifications helps users anticipate results and stay focused on key corporate objectives. With the software, customers will be able to bring together the information they use for operational and financial planning, and populate scorecards and dashboards for forecasting and monitoring results.

Forward Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties concerning Hyperion’s proposed acquisition of Brio Software, Hyperion’s expected financial performance, as well as Hyperion’s strategic and operational plans. Actual events or results may differ materially from those described in this communication due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close, or that the closing may be delayed; the reaction of customers of Hyperion and Brio Software to the transaction; Hyperion’s ability to successfully integrate Brio Software’s operations and employees; the introduction of new products by competitors or the entry of new competitors into the markets for Hyperion’s and Brio Software’s products; and economic and political conditions in the U.S. and abroad. More information about potential factors that could affect Hyperion’s business and financial results is included in Hyperion’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003, including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and in other reports filed by Hyperion with the Securities and Exchange Commission (the “SEC”) which are available at the SEC’s web site at www.sec.gov. For more information and additional risk factors regarding Brio Software, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in Brio Software’s Annual Report on Form 10-K for the fiscal year ended March 31, 2003, its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 and in other reports filed by Brio Software with the SEC. Neither Hyperion nor Brio Software undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information About the Proposed Merger And Where to Find It

Hyperion and Brio Software have filed with the SEC a proxy statement/prospectus and other relevant materials in connection with the proposed acquisition (the “Merger”) of Brio Software by Hyperion, pursuant to the terms of an Agreement and Plan of Merger and Reorganization among Hyperion, T-Bird Acquisition, Inc., a wholly owned subsidiary of Hyperion, and Brio Software, Inc. The proxy statement/ prospectus will be mailed to the stockholders of Brio Software. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Hyperion, Brio Software and the proposed Merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Hyperion or Brio Software with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Hyperion by contacting Hyperion Investor Relations, 1344 Crossman Avenue, Sunnyvale, CA, 94089, telephone (408) 220-8769. Investors and security holders may obtain free copies of the documents filed with the SEC by Brio Software by contacting Brio Software Investor Relations, 4980 Great America Parkway, Santa Clara, CA 95054 (408) 496-7400. Investors and security holders of Brio Software are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Hyperion, Jeff Rodek, Hyperion’s Chairman and Chief Executive Officer, and certain of Hyperion’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Rodek and certain of Hyperion’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus statement when it becomes available.

Brio Software, Craig Brennan, Brio Software’s President and Chief Executive Officer, and certain of Brio Software’s other executive officers and directors may be deemed to be participants in the solicitation of proxies of Brio Software’s stockholders in connection with the proposed merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of Brio Software common stock. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mr. Brennan and Brio Software’s other executive officers and directors in the solicitation by reading the proxy statement/prospectus when it becomes available.

“Brio and Hyperion share a passion for helping customers achieve breakthrough business performance. This combination creates the greatest ongoing value for Brio customers, by ensuring continued enhancement, support and, ultimately, integration of Brio’s products into the industry’s leading Business Performance Management platform.”

Craig Brennan President and CEO, Brio

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© 2003 Hyperion Solutions Corporation. All rights reserved. Hyperion and the Hyperion “H” logo are registered trademarks of Hyperion Solutions Corporation. All other trademarks and company names mentioned are the property of their respective owners.

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